EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 27, 2007 and July 28, 2006

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 27, 2007	July 28, 2006	July 27, 2007	July 28, 2006

Net Sales	$326,376	$248,398	$895,900	$702,002
Gross Margin	99,642	75,357	273,073	218,955

Net Earnings	$38,835	$11,223	$71,396	$37,246

Basic

Weighted Average Number of Shares Outstanding	25,691	25,448	25,604	25,390

Earnings Per Share – Basic	$1.51	$.44	$2.79	$1.47

Diluted

Weighted Average Number of Shares Outstanding	25,691	25,448	25,604	25,390

Net Shares Assumed to be Issued for Stock Options	448	419	418	419

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	26,139	25,867	26,022	25,809

Earnings Per Share – Diluted	$1.49	$.43	$2.74	$1.44